UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Introduces the World’s Most Advanced 5G Router Portfolio

XR Series Solutions architected for mission and business-critical applications that require 5G performance and end-to-end security

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 11, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the world’s leading IoT solutions provider, today launched the next evolution in market leading routers with its new XR Series of multi-network 5G routers. In addition to the previously launched world’s first multi-network MG90 5G vehicle router, the first two routers in the XR Series, the XR90 and the XR80, enable customers to leverage the higher data speeds and lower latency of 5G, required for real-time video streaming and voice communications in mission-critical environments and high performance business-critical 5G applications. The XR Series delivers the full performance of 5G across any network (5G, Wi-Fi 6, Ethernet) whether used for mobile applications or primary, temporary, or backup fixed wireless connectivity.

“The performance, capability and reliability of the XR Series complements our award-winning network, and it’s been great to see the positive feedback from our customers who are trialling the XR Series,” said Simba Bazaya, Product Manager, BT’s Enterprise unit. “We’re also working with our customers to deploy instant connectivity and ease of scale across a wide range of industries and businesses, and we continue to drive innovation to deliver the best customer experience and respond to growing customer demands leveraging our 5G network.”

Optimized for 5G throughput, both the XR90 and the XR80 enable customers to maximize higher 5G data speeds across Wi-Fi 6 and multi-gigabit ethernet interfaces by employing quad-core processing and hardware acceleration, with an internal architecture that accelerates the data path, orchestrated by the AirLink® Operating System (OS).

“Our 5G research has shown the importance of real-time communications that 5G brings, along with supporting process evolution,” said Alison Brooks, Ph.D., Research Vice President, Smart Cities & Communities - Public Safety, IDC. “5G’s higher data speeds, lower latency and higher device capacity is set to transform the market across a multitude of use cases, such as video streaming, and products such as the XR Series routers deliver with the fast and always-on, secure connectivity needed for next generation mission and business-critical applications.”

The XR Series routers improve the performance and reliability of video streaming, video offload, and other data-intensive and time-sensitive use cases, by ensuring that the router connects to the best-performing network, at the right time. This is achieved through AirLink OS, which features cognitive wireless, Sierra Wireless’ patented technology that automatically switches to the best available network in less than a second.

Solution Portfolio

Sierra Wireless’ XR Series routers are part of the 5G solution portfolio that includes management software and reporting systems, 24x7 support, routers, antennas, and accessories. XR Series routers are managed by the AirLink Management System (ALMS), a cloud-based management platform. Additionally, an embedded LPWA cellular radio, connected through Sierra Wireless Global Connectivity, provides an always-on out-of-band management link to ALMS. This unique capability ensures the ongoing operational success of these 5G deployments.

“The supercharged XR Series enables organizations to move 5G beyond the smart phone and deliver the performance needed to connect medical devices in emergency vehicles, utilize autonomous robots in factories, and provide high performance backup connectivity to businesses,” said James Armstrong, Senior Vice President & General Manager, Enterprise Solutions, Sierra Wireless. “The XR Series is our fastest, most intelligent, flexible, and secure router yet, purpose-built for advanced mission and business-critical applications.”

The XR Series routers provide additional benefits beyond industry-leading 5G performance, including:

  Best-In-Class Reliability: A passively cooled, IP64 industrial design enables the rugged XR Series to operate in even the toughest environmental conditions experienced by routers integrated into police, transit and utility vehicles, autonomous mobile robots (AMRs) and other commercial and industrial equipment.
  Future-proof Flexibility: Built for both fixed and mobility applications, the XR Series offers single and dual 5G, and Wi-Fi 6 radio options. In addition, the XR Series’ unique cartridge design enables customers to expand and upgrade their routers without replacing the router.
  Rapid Response: All XR Series routers include a unique dedicated LPWA cellular connection through Sierra Wireless Global Connectivity. Customers can easily deploy the routers through zero-touch configuration by using the intuitive, cloud-based AirLink Management Service (ALMS), and still maintain their routers, even if they are not able to connect to public or private 5G or LTE networks.
  Strong Security: The XR Series enables customers to reduce security risks in their 5G deployment with multi-layered end-to-end security. This modern platform approach to security protects data from device to the cloud, with a hardware-accelerated VPN for secure transport, secure boot, unique cryptographic keys that connect the router to ALMS, and use of the Wi-Fi Protected Access 3 (WPA-3) protocol.

“These 5G solutions will be a great fit for our transit and transportation customers, who need the increased bandwidth and performance to support passenger Wi-Fi, as well as toll fare collection and video systems,” said Robert Gronenthal, CEO, Island Tech Services. “Our customers get a much better experience, with the full benefit of 5G throughput, as well as Wi-Fi 6 for high performance backhaul, integrated with a cloud-based management platform for easy management of the entire vehicle fleet.”

Availability

The XR Series is available to order from the global network of Sierra Wireless partners. Pricing starts at US $1,299 for the XR80 5G and US $1,899 for the XR90 5G. The XR90 is shipping now, and the XR80 is expected to start shipping in Q3 2021. The XR Series is being certified on 5G networks globally.

For more information, visit: https:\www.sierrawireless.com\products-and-solutions\routers-gateways\xr90\, https://www.sierrawireless.com/products-and-solutions/routers-gateways/xr80/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit: http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit: http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirLink” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: May 11, 2021